11020718

SECURITII
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2011 WASHINGTON, DC 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invescor Wholesale BD, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4540 River Trail
(No. and Street)

Bloomfield Hills (City) MI (State) 48301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Leibowitz 800-526-0573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kessler, Charles P.
(Name – *if individual, state last, first, middle name*)

31800 Northwestern Hwy. (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/30

OATH OR AFFIRMATION

I, Michael A. Leibowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invescor Wholesale BD, Inc., as of March, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI ANN THOMPSON
Notary Public - Michigan
Oakland County
My Commission Expires Aug 25, 2011
Acting in the County of Oakland

[signature]
Signature

President and Chief Executive Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

12/31/10
4th QUARTER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

INVESCOR WHOLESALE BD, INC. [13]

SEC. FILE NO.

8-67249 [14]

FIRM ID NO.

139828 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

4540 RIVERTRAIL [20]
(No. and Street)

BLOOMFIELD HILLS [21] MI [22] 48301 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/10 [24]

AND ENDING (MM/DD/YY)

12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of JAN 2011

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
INVESCOR WHOLESALE BD, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-67249 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS		Allowable	Non-Allowable	Total
1. Cash		$ 6,031 [200]		$ 6,031 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		[295]		
B. Other		[300]	$ [550]	[810]
3. Receivables from non-customers		[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		[424]		
E. Spot commodities		[430]		[850]
5. Securities and/or other investments not readily marketable:				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities	$ [150]			
B. Other securities	$ [160]			
7. Secured demand notes:		[470]	[640]	[890]
Market value of collateral:				
A. Exempted securities	$ [170]			
B. Other securities	$ [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ [190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	[680]	[920]
11. Other assets		[535]	11,156 [735]	11,156 [930]
12. Total Assets		$ 6,031 [540]	$ 11,156 [740]	$ 17,187 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
INVESCOR WHOLESALE BD, INC. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital (*)		49,000 [1793]
D. Retained earnings		(31,813) [1794]
E. Total		17,187 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 17,187 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 17,187 [1810]

OMIT PENNIES

(*) 15K in 2010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

INVESCOR WHOLESALE BD, INC. as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 17,187	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			17,187	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 17,187	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 11,156	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(11,156)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 6,031	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 6,031	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

INVESCOR WHOLESALE BD, INC. as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	1,031	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	31	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

INVESCOR WHOLESALE BD, INC.

For the period (MMDDYY) from 10/01/10 [3932] to 12/31/10 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	0	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		0	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue	$	0	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers					4120
11. Other employee compensation and benefits					4115
12. Commissions paid to other brokers-dealers					4140
13. Interest expense					4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses				525	4195
15. Other expenses				107	4100
16. Total expenses			$	632	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	(632)	4210
18. Provision for Federal income taxes (for parent only)					4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	(632)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
INVESCOR WHOLESALE BD, INC.

For the period (MMDDYY) from 10/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 17,819	4240
A. Net income (loss)			(632)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 17,187	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

INVESCOR WHOLESALE BD, INC. as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . . . $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . . . [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
[4335] [4570]

D. (k) (3) - Exempted by order of the Commission . . . . . . [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

KESSLER & ASSOCIATES, P.C.
31800 NORTHWESTERN HIGHWAY, SUITE 110
FARMINGTON HILLS, MICHIGAN 48334
(248)-855-4224

INDEPENDENT AUDITOR'S REPORT

March 4, 2011

To the Board of Directors and Stockholders of:

INVESCOR WHOLESALE BD, INC.
4540 RIVER TRAIL
BLOOMFIELD HILLS, MI 48301

We have audited the accompanying balance sheet of INVESCOR WHOLESALE BD, INC. (a Michigan Corporation) as of December 31, 2010, and the related statements of revenue and expenses, retained earnings and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Auditing Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESCOR WHOLESALE BD, INC. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

KESSLER & ASSOCIATES, P.C.

KESSLER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS &
REGISTERED INVESTMENT ADVISORS

31800 NORTHWESTERN HWY., SUITE 110
FARMINGTON HILLS, MI 48334
TEL (248) 855-4224
FAX (248) 855-4405
E-MAIL: kesscpa@kesslercpa.com
WEB PAGE: www.kesslercpa.com

March 4, 2011

To the Board of Directors and Stockholders of:
Invescor Wholesale BD, Inc.
4540 River Trail
Bloomfield Hills, MI 48301

In planning and performing our audit of the financial statements of Invescor Wholesale BD, Inc. (a Michigan Corporation) for the year ended December 31, 2010, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure. Our scope was to note any matters involving the internal control structure and its operation that we consider to be reportable conditions or material weaknesses, under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure did not disclose matters in the internal control structure that might be reportable conditions or material weaknesses.

Respectfully submitted,

Charles P. Kessler, CPA
Kessler & Associates, P.C.

INVESCOR WHOLESALE BD, INC.
BALANCE SHEET
As of December 31, 2010

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 6,506	
Web CRD Account	134	
Total Current Assets		6,640
TOTAL ASSETS		$ 6,640

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Total Current Liabilities		0
STOCKHOLDER'S EQUITY		
Common Stock, $50 par value, 50,000 shares authorized and 500 shares issued and outstanding	25,000	
Paid in Capital	24,000	
Retained Earnings	(42,360)	
Total Stockholder's Equity		6,640
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 6,640

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INVESCOR WHOLESALE BD, INC.
STATEMENT OF RETAINED EARNINGS
As of December 31, 2010

		12 Months Ended December 31, 2010
Beginning of Period	$	(6,578.68)
Net Loss	$	(35,781.05)
RETAINED EARNINGS END OF YEAR	$	(42,359.73)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INVESCOR WHOLESALE BD, INC.
STATEMENT OF REVENUE AND EXPENSES
For the Year Ended December 31, 2010

	December 31, 2010	%
Revenue		
Sales	$ 25,287.39	100.00
Operating Expenses		
Bank Charges	363.44	1.44
Computer Supply & Service	8,065.00	31.89
Commissions	112.39	0.44
Dues and Subscriptions	25.00	0.10
Legal and Accounting	10,422.00	41.21
Licenses and Permits	20,048.35	79.28
Management Fees	7,625.00	30.15
Office Expense	108.79	0.43
Registration Fees	8,569.65	33.89
Taxes - Personal Property	52.00	0.21
Taxes - Multi State	5,676.82	22.45
Total Operating Expenses	61,068.44	241.50
Net Loss	**$ (35,781.05)**	**(141.50)**

INVESCOR WHOLESALE BD, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(35,781.05)
Adjustments to reconcile Net Income		
Accounts Receivable		17,817.50
Accrued Expenses		(2,670.00)
Total Adjustments		15,147.50
Net Cash Provided By (Used in) Operating Activities		(20,633.55)
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid in Capital		15,000.00
Net Cash Provided By (Used In) Financing Activities		15,000.00
NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,633.55)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		12,139.92
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	6,506.37

INVESCOR WHOLESALE BD, INC.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Total Assets	$	6,640
Less Total Liabilities		0
Net Worth	$	6,640
Less Nonallowable Assets		(134)
Tentative Net Capital	$	6,506
Less Haircuts		0
Net Capital	$	6,506
Minimum Net Capital Per Rule 15c3-1		5,000
Excess Net Capital	$	1,506
Ratio of aggregate indebtedness to net capital		-0-

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INVESCOR WHOLESALE BD, INC.
Notes to Financial Statements
December 31, 2010

NOTE 1: NATURE OF OPERATIONS AND ACCOUNTING METHODS:

Nature of Operations:
Invescor Wholesale BD, Inc. was incorporated on June 9, 2005. The Company has two lines of business, the first being a wholesaler of variable life insurance products, and the second a broker of variable life settlement transactions.

Summary of Significant Accounting Policies:
The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents:
The Company treats demand deposits, cash on hand, savings accounts subject to withdrawal without penalty, certificates of deposit, and similar instruments with a maturity of three months or less when acquired to be cash equivalents. The Company does not recognize marketable securities, held for investment, as cash equivalents.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes:
The Company, with the consent of its stockholder, has elected to be an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 2: RELATED PARTY TRANSACTIONS:

The Company pays a management fee to Invescor, LTD, which is owned by the same principal, Michael Leibowitz. They have a signed agreement dated March 2, 2009 which sets forth the terms and conditions. Invescor, LTD provides administrative services and office space to Invescor Wholesale BD, Inc. and invoices them monthly.

KESSLER & ASSOCIATES, P.C.
31800 NORTHWESTERN HIGHWAY, SUITE 110
FARMINGTON HILLS, MICHIGAN 48334
(248)-855-4224

Invescor Wholesale BD, Inc. is not subject to the reserve requirements of Rule 15c3-3 because they do not hold customer accounts, funds, or securities.

INVESCOR WHOLESALE BD, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2010

INVESCOR WHOLESALE BD, INC.

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